UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

OAK VIEW BANKSHARES, INC.

(Exact Name of Registrant as Specified in its Charter)

Virginia	26-2656117
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

128 Broadview Avenue

Warrenton, Virginia 20186

(Full mailing address of principal executive offices)

(540) 359-7100

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

OAK VIEW BANKSHARES, INC. AND OAK VIEW NATIONAL BANK

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At the direction of Oak View National Bank (the “Bank”), Oak View Bankshares, Inc. (the “Holding Company”) was incorporated on May 21, 2021 under the laws of Virginia and is currently a wholly-owned subsidiary of the Bank. On May 27, 2021, the Bank and the Holding Company entered into a Reorganization Agreement and Plan of Share Exchange pursuant to which each outstanding share of common stock of the Bank will be automatically exchanged for one share of common stock of the Holding Company, and the Bank will become a wholly-owned subsidiary of the Holding Company (the “Reorganization”). The Reorganization was approved by the Bank’s shareholders on August 17, 2021 and is expected to be completed early in the fourth quarter of 2021.

The following presents management’s analysis of the financial condition of the Holding Company and the Bank (collectively, the “Company”) on June 30, 2021 and December 31, 2020 and the results of operations for the six months ended June 30, 2021 and June 30, 2020. Because the Holding Company had yet engaged in any operations as of June 30, 2021, this discussion will entail consideration of Oak View National Bank’s financial condition and results of operations. This review should be read in conjunction with the interim condensed consolidated financial statements included herein. Unless otherwise stated, data is for the Company on a consolidated basis.

Comparison of Operating Results for the Six Months Ended June 30, 2021, and 2020.

General.

Net income for the six months ended June 30, 2021, was $980,481, an increase of $120,362, or 14.0 percent, when compared to net income of $860,119 during the same period in 2020. During the first six months of 2021, the Company reported an increase of $854,948 in net interest income and a decrease of $392,510 in the provision for loan losses. Noninterest income increased by $229,586 and noninterest expense increased by $1.3 million during the same period.

Net Interest Income.

Net interest income is the principal source of earnings of the Company and represents the difference between interest earned on loans, securities, and other earning assets and interest paid on deposits and other interest-bearing liabilities. Several factors, such as the volume and mix of earning assets and funding sources and the interest rate environment, affect net interest income. The principal interest-earning assets are loans; interest income from the securities portfolio, federal funds sold, and other short-term investments also contribute to interest income. The Company actively manages net interest income while balancing interest rate, credit, and liquidity risks. Net interest income totaled $4.9 million for the six months ended June 30, 2021, an increase of $854,948, or 21.0 percent, from the six months ended June 30, 2020, when net interest income totaled $4.1 million.

The average yield on loans for the first six months of 2021 decreased 10 basis points to 4.44 percent compared to 4.54 percent for the same period of 2020, reflecting a continuing lower interest rate environment. Loan interest income increased $516,405 during 2020, due to volume increases that more than offset the lower average yield.

Average interest-earning assets for the period ended June 30, 2021, increased $19.3 million, or 7.23 percent, from the prior year. Most of this increase was the result of loan growth of $28.6 million. Most of the increase in interest-earning assets was funded by interest-bearing sources, as the increase in average interest-bearing liabilities for the first six months of 2021 was $10.7 million. The average yield on interest-earning assets for the six-month period ended June 30, 2021, was 3.93 percent, unchanged from the six-month period ended June 30, 2020.

The average rate on interest-bearing liabilities for the six months ended June 30, 2021, was 0.48 percent, compared to 0.90 percent during the prior year. These figures are consistent with the interest rate trends noted above. Although interest rates paid on deposit products are set at the discretion of management, rates of competitors and market trends are considered by management when setting rates. Average interest-bearing liabilities increased $10.7 million, or 5.76 percent, and average non-interest demand deposits increased by $7.9 million, or 11.2 percent, during the first six months of 2021 compared to 2020.

The banking industry uses two key ratios to measure relative profitability of net interest revenue: (i) interest rate spread and (ii) net interest margin. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread eliminates the effect of non-interest-bearing deposits and other non-interest-bearing funding sources and gives a direct perspective on the effect of market interest rate movements. The net interest margin is an indication of the profitability of a financial institution’s loans and investments and is defined as net interest revenue as a percentage of total average interest-earning assets, which includes the positive effect of funding a portion of interest-earning assets with non-interest-bearing deposits.

For the six months ended June 30, 2021, the Company’s net interest margin was 3.47 percent, compared to 3.07 percent for the six months ended June 30, 2020. This increase is a result of a low-rate environment, and lower cost of funds.

Provision for Loan and Lease Losses. The provision for loan losses was a net recovery of $67,542 for the six months ended June 30, 2021, compared with a net provision of $324,968 during the six months ended June 30, 2020. As a percentage of outstanding loans at period end, the allowance for loan losses was 0.86 percent on June 30, 2021, compared to 0.88 percent at December 31, 2020.

The provision for loan and lease losses is based on management’s evaluation of inherent risks in the loan portfolio and the corresponding analysis of the allowance for loan losses.

Noninterest Income. Non-interest income is generated primarily from fees on deposit accounts, income from mortgage banking activity, income from bank owned life insurance and interchange processing fees. Total noninterest income for the six months ended June 30, 2021, was $672,550 and for the six months ended June 30, 2020, was $442,964, an increase of 51.8 percent. The increase was mainly a result of an increase of $131,577 in income derived from loans originated on the secondary market and an increase of $88,994 in fee income from debit card transactions.

Noninterest Expense. Total noninterest expense for the six-month period ended June 30, 2021, was $4.4 million, and $3.1 million for the six months ended June 30, 2020, an increase of 42.6 percent. The 2021 increases in noninterest expenses were primarily due to increases in salaries and benefits expense of $404,242 resulting from newly hired positions and lower loan origination costs, increases of $627,727 in data processing expenses resulting from the core processing conversion and increases of $156,473 in legal and shareholder expenses related primarily to the reorganization into a bank holding company.

Comparison of Financial Condition as of June 30, 2021, and December 31, 2020

General. Total assets were $313.7 million on June 30, 2021, and $284.7 million on December 31, 2020. This growth was due primarily to an increase of $30.0 million in balances at the Federal Reserve Bank of Richmond resulting from the influx of deposits during the period. Net loans were $242.9 million on June 30, 2021, and $243.6 million on December 31, 2020.

Total deposits increased by $30.3 million, or 12.6 percent, to $270.2 million on June 30, 2021, from $239.9 million on December 31, 2020. Total shareholders’ equity increased by $1.2 million, or 4.4 percent, to $27.5 million on June 30, 2021, from $26.3 million on December 31, 2020. This net increase in shareholders’ equity was primarily due to an increase in earnings, net of dividends paid.

Investment Securities. Total investment securities on June 30, 2021, were $3.3 million, an increase of $137,335 from the end of 2020.

Investment securities that management has the ability and intent to hold to maturity are classified as “held-to-maturity” and are carried at cost, adjusted for amortization of premiums and accretion of discounts. On June 30, 2021, and December 3, 2020, all investment securities were classified as held-to-maturity.

Loans. On June 30, 2021, total loans were $245.0 million, a decrease of $789,740, or 0.32 percent, from December 31, 2020. The largest changes were in commercial real estate, where increases were $12.4 million offset, in part, by the decrease in U.S. Small Business Administration loans of $11.1 million. The average yield on loans for the six months ended June 30, 2021, was 4.4 percent versus 4.5 percent for the year ended December 31, 2020.

Asset Quality and Risk Elements. The Company manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Company’s credit function is charged with monitoring asset quality and establishing and monitoring credit policies and procedures.

The provision for loan losses is based on management’s judgment of the amount necessary to maintain the allowance for loan losses at a level adequate to absorb probable losses. The amount of the provision is dependent upon many factors including loan growth, net charge-offs/recoveries, changes in the composition of the loan portfolio, delinquencies and other credit quality trends, management’s assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

Reviews of non-performing loans, past due loans, and larger credits are designed to identify potential charges to the allowance for loan losses, as well as to determine the adequacy of the allowance, and are conducted on a regular basis during the year. These reviews are performed by qualified credit administration officers as well as a separate outsourced loan review function. Consideration is given to such factors as the customers’ financial position, prevailing and anticipated economic conditions, and other pertinent factors.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, management’s evaluation of the current loan portfolio, and consideration of current economic trends and conditions. The loan portfolio also represents the largest asset type on the balance sheet. Loan losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans considering historical experience of peer banks, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the collateral value, less costs to sell, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected loss given default derived from the Bank’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

There are many factors affecting the allowance for loan and lease losses; some are quantitative while others require qualitative judgment. Although management believes its processes for determining the allowance adequately considers the factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods.

Management believes that the allowance for loan losses on June 30, 2021, and December 31, 2020, was adequate and appropriate to absorb losses inherent in the loan portfolio. This assessment involves subjective judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods.

Deposits. For the six months ended June 30, 2021, total average deposits were $258.0 million, an increase of $28.7 million, or 12.5 percent, from the year ended December 31, 2020, when total average deposits were $229.3 million.

For the six months ended June 30, 2021, average non-interest-bearing deposits were $78.1 million, an increase of $7.9 million, or 11.2 percent, from the year ended December 31, 2020, when average non-interest-bearing deposits were $70.2 million.

For the six months ended June 30, 2021, average interest-bearing deposit accounts were $179.8 million, an increase of $20.8 million, or 13.1 percent over the year ended December 31, 2020, when average interest-bearing deposit accounts were $159.1 million.

Liquidity Management. Liquidity is defined as the ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the ability to meet the daily cash flow requirements of customers, both depositors and borrowers. The primary objective of liquidity management is to provide sufficient funding, at a reasonable cost, to meet ongoing operational cash needs. While the desired level of liquidity will vary depending on several factors, the primary goal is to maintain a sufficient level of liquidity in reasonably foreseeable economic environments. The primary objectives of asset/liability management are to provide for adequate liquidity to meet the needs of customers and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities as market interest rates change.

The asset portion of the balance sheet provides liquidity primarily through balances at the Federal Reserve Bank of Richmond and loan principal repayments. A portion of loans are currently pledged as collateral to either the Federal Home Loan Bank of Atlanta (the “FHLB”) or the Federal Reserve Bank of Richmond to secure borrowing capacity with each. Asset sales are also a possible source of liquidity. The Company can also convert securities or other short-term investments into cash to meet liquidity needs.

The liability section of the balance sheet provides liquidity through depositors’ interest-bearing and non-interest-bearing accounts. Federal funds purchased and FHLB advances represent the primary sources of the Bank’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet other short-term liquidity needs.

On June 30, 2021, and December 31, 2020, the Bank had unused and available borrowing capacity with the FHLB of $75.0 million and $71.6 million, respectively. Outstanding advances with the FHLB were $14.9 million on June 30, 2021 and $16.9 million at December 31, 2020.

The Bank pledged collateral and executed necessary agreements to allow for access to the Discount Window of the Federal Reserve Bank of Richmond, and had unused and available borrowing capacity of $50.7 million at June 30, 2021 and $49.9 million at December 31, 2020.

On June 30, 2021 and December 31, 2020, the available unsecured federal funds lines of credit with unaffiliated financial institutions totaled $15.5 million. On June 30, 2021 and December 31, 2020, there were no amounts outstanding on those lines.

The Company maintains and annually reviews a contingency funding plan. The plan requires routine reporting to the Board of Directors on key metrics and various scenario analyses. The plan also requires routine testing of all funding sources on an annual basis.

Capital Management. Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework (the “CBLR framework”), for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020, and was elected by the Bank as of March 31, 2020.

The community banking leverage ratio removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires Tier1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than required minimums will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies’ capital rules and, if applicable, will be considered to have met the well capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. The community bank leverage ratio minimum requirement is 8% as of December 31, 2020, 8.5% for calendar year 2021, and 9% for calendar year 2022 and beyond. The rule also allows for a two-quarter grace period to come back into compliance for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the requirement.

Under the final rule, an eligible banking organization can opt out of the CBLR framework and revert to the risk-weighting framework without restriction. As of June 30, 2021, and December 31, 2020, the Bank was a qualifying community banking organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

Management believes as of June 30, 2021, and December 31, 2020, the Bank met all capital adequacy requirements to which it was subject.

Item 2.	Other Information

None.

Item 3.	Financial Statements

OAK VIEW NATIONAL BANK AND OAK VIEW BANKSHARES, INC.

BALANCE SHEETS

June 30, 2021, and December 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Cash and due from banks	$3,469,140	$3,640,065
Federal funds sold	36,995,000	7,261,000
Interest-bearing deposits in other banks	12,518,479	12,579,174
Securities held to maturity, at cost	3,286,727	3,149,392
Restricted stock, at cost	1,475,005	1,725,605
Loans, net the allowance for loan losses of $2,110,363 and $2,173,910, respectively	242,859,587	243,585,780
Premises and equipment, net	6,142,931	5,470,408
Bank owned life insurance	5,256,367	5,204,850
Accrued interest receivable	737,858	889,704
Deferred tax asset	660,299	660,299
Other assets	334,113	505,926

Total assets	$313,735,506	$284,672,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits:
Noninterest bearing	$84,298,104	$66,056,128
Savings, interest-bearing checking, and money market accounts	113,915,555	97,972,610
Time deposits	71,974,208	75,856,953

Total deposits	$270,187,867	$239,885,691
Federal Home Loan Bank advances	14,900,000	16,900,000
Accrued expenses and other liabilities	1,171,095	1,572,864

Total liabilities	$286,258,962	$258,358,555

Commitments and Contingent Liabilities	—	—

SHAREHOLDERS’ EQUITY
Preferred stock, $5 par value, authorized 2,000,000 shares, none issued and outstanding	$—	$—
Common stock, $1 par value, authorized 10,000,000 shares, 2,956,157 shares and 2,896,502 shares issued and outstanding, respectively	2,956,157	2,896,502
Additional paid-in-capital	17,776,623	17,538,003
Retained earnings	6,743,764	5,879,143

Total shareholders’ equity	27,476,544	26,313,648

Total liabilities and shareholders’ equity	$313,735,506	$284,672,203

OAK VIEW NATIONAL BANK AND OAK VIEW BANKSHARES, INC.

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2021, and 2020

	2021	2020
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$5,372,538	$4,856,133
Interest on held to maturity securities	7,051	9,314
Dividends on restricted stock	34,816	57,721
Interest on interest-bearing deposits in other banks	160,567	233,419
Interest on federal funds sold	9,731	72,596

Total interest income	5,584,703	5,229,183

INTEREST EXPENSE
Interest on deposits	529,466	937,845
Interest on Federal Home Loan Bank advances	121,519	212,568

Total interest expense	650,985	1,150,413

NET INTEREST INCOME	4,933,718	4,078,770

PROVISION FOR (RECOVERY OF) LOAN LOSSES	(67,542)	324,968

Net interest income after provision for (recovery of) loan losses	5,001,260	3,753,802

NONINTEREST INCOME
Mortgage loan fees	254,537	122,960
Service charges on deposit accounts	52,959	43,235
Interchange fees	234,005	145,011
Bank owned life insurance	51,517	54,382
Other	79,532	77,376

Total other income	672,550	442,964

NONINTEREST EXPENSES
Salaries and employee benefits	2,136,646	1,732,404
Occupancy and equipment	298,638	288,877
Data processing	1,157,572	529,845
Professional services	360,336	203,863
Advertising and marketing	148,745	67,683
Other taxes	125,280	101,858
Other	205,697	183,478

Total other expense	4,432,914	3,108,008

Income before income tax expense	1,240,896	1,088,758

Income tax expense	260,415	228,639

Net Income	$980,481	$860,119

Earnings per common share, basic	$0.34	$0.30

Earnings per common share, diluted	$0.34	$0.30

OAK VIEW NATIONAL BANK AND OAK VIEW BANKSHARES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2021, and 2020

For the six months ended June 30, 2021	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2020	$2,896,502	$17,538,003	$5,879,143	$26,313,648
Stock options exercised	59,655	238,620	—	298,275
Cash dividends ($0.04 per share)	—	—	(115,860)	(115,860)
Net Income	—	—	980,481	980,481

Balance, June 30, 2021	$2,956,157	$17,776,623	$6,743,764	$27,476,544

For the six months ended June 30, 2020	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2019	$2,873,456	$17,427,382	$3,862,195	$24,163,033
Stock options exercised	19,546	93,821	—	113,367
Net Income	—	—	860,119	860,119

Balance, June 30, 2020	$2,893,002	$17,521,203	$4,722,314	$25,136,519

OAK VIEW NATIONAL BANK AND OAK VIEW BANKSHARES, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2021, and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Reconciliation of net income to net cash provided by operating activities:
Net Income	$980,481	$860,119
Accretion of securities, net	(37,335)	(2)
Depreciation and amortization	89,664	113,421
Provision for (recovery of) loan losses	(67,542)	324,968
Gain on sale of other real estate owned	—	(31,421)
Income on bank owned life insurance	(51,517)	(54,382)
Changes in assets and liabilities:
(Increase) decrease in accrued interest and other assets	323,659	(21,179)
Decrease in accrued expenses and other liabilities	(401,769)	(211,920)

Net cash provided by operating activities	$835,641	$979,604

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in interest-bearing deposits in other banks	$60,695	$1,885,930
(Increase) decrease in federal funds sold	(29,734,000)	14,890,000
Purchase of securities	(1,250,000)	(250,000)
Maturity of securities	1,150,000	250,000
Redemptions of restricted stock, net	250,600	230,914
Proceeds from the sale of other real estate owned	—	283,711
(Increase) decrease in loans, net	793,735	(33,043,678)
Purchase of premises and equipment	(762,187)	(9,434)

Net cash used in investing activities	$(29,491,157)	$(15,762,557)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in demand, savings, interest-bearing checking and money market accounts, net	$34,184,921	$29,868,403
Decrease in time deposits, net	(3,882,745)	(6,237,382)
Decrease in FHLB advances, net	(2,000,000)	(8,000,000)
Cash dividends paid	(115,860)	—
Proceeds from exercise of stock options	298,275	113,367

Net cash provided by financial activities	$28,484,591	$15,744,388

Net increase (decrease) in cash and cash equivalents	$(170,925)	$961,435

Cash and cash equivalents, beginning	3,640,065	2,756,799

Cash and cash equivalents, ending	$3,469,140	$3,718,234

Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$698,091	$1,184,943

Cash payments for taxes	$70,000	$70,000

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

At the direction of Oak View National Bank (the “Bank”), Oak View Bankshares, Inc. (the “Holding Company”) was incorporated on May 21, 2021 under the laws of Virginia and is currently a wholly-owned subsidiary of the Bank. On May 27, 2021, the Bank and the Holding Company entered into a Reorganization Agreement and Plan of Share Exchange pursuant to which each outstanding share of common stock of the Bank will be automatically exchanged for one share of common stock of the Holding Company, and the Bank will become a wholly-owned subsidiary of the Holding Company (the “Reorganization”). The Reorganization was approved by the Bank’s shareholders on August 17, 2021 and is expected to be completed early in the fourth quarter of 2021.

The Bank provides a full range of banking services to individual and corporate customers throughout the counties of Fauquier, Culpeper and Rappahannock, Virginia.

The Holding Company and Bank are subject to competition from other financial and nonfinancial institutions providing financial products in and around its market areas. Additionally, the Holding Company and Bank are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Holding Company and Bank conform to generally accepted accounting principles within the banking industry. In compiling the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses and the valuation of net deferred tax assets. Actual results could differ from those estimates.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 1-SA of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.

Operating results for the six-month periods ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2021. For further information, refer to the financial statements and footnotes thereto of the Bank for the year ended December 31, 2020.

Principles of Consolidation

The interim condensed consolidated financial statements include the accounts of the Holding Company and Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Holding Company and Bank utilize the accrual basis of accounting, which includes in the total of net income all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid.

Item 4.	Exhibits

Exhibit Number	Description

2.1	Articles of Incorporation of Oak View Bankshares, Inc. (incorporated by reference to Appendix B to the proxy statement/offering circular included in Part II of Oak View Bankshares Inc.’s Offering Statement on Form 1-A filed on June 9, 2021).

2.2	Bylaws of Oak View Bankshares, Inc., as amended.

6.1	Employment Agreement, dated November 19, 2015, by and between Oak View National Bank and Michael A. Ewing (incorporated by reference to Exhibit 6.1 of Oak View Bankshares, Inc.’s Offering Statement on Form 1-A filed on June 9, 2021).

6.2	Employment Agreement, dated November 19, 2015, by and between Oak View National Bank and Kevin A. Lee (incorporated by reference to Exhibit 6.2 of Oak View Bankshares, Inc.’s Offering Statement on Form 1-A filed on June 9, 2021).

7.1	Reorganization Agreement and Plan of Share Exchange, dated as of May 27, 2021, between Oak View National Bank and Oak View Bankshares, Inc. (incorporated by reference to Appendix A to the proxy statement/offering circular included in Part II of Oak View Bankshares, Inc.’s Offering Statement on Form 1-A filed on June 9, 2021).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2021.

OAK VIEW BANKSHARES, INC.

By:	/s/ Michael A. Ewing
Name:	Michael A. Ewing
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 27, 2021.

/s/ Michael A. Ewing
Name: Michael A. Ewing
Chief Executive Officer
(Principal Executive Officer)

/s/ Tammy P. Frazier
Name: Tammy P. Frazier
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)